News Release	AMEX, TSX Symbol: NG

Coast Mountain Power Shareholders Approve Purchase by NovaGold

July 28, 2006 - Vancouver - NovaGold Resources Inc. (AMEX/TSX: NG) and Coast Mountain Power Corp. (TSX-V:MW) are pleased to announce that the shareholders of Coast Mountain have voted to approve the Plan of Arrangement by which NovaGold will acquire all of the outstanding common shares and stock options of Coast Mountain. Subject to the satisfaction of the remaining conditions, including approval of the Arrangement by the Supreme Court of British Columbia, it is anticipated the Arrangement will be completed and become effective on August 3, 2006.

Assuming an effective date of August 3, 2006, Coast Mountain shareholders will receive approximately 0.1245 NovaGold common shares for each Coast Mountain common share based upon the weighted average trading price of NovaGold common shares on the Toronto Stock Exchange over the 10 consecutive trading days ending 3 business days prior to the effective date. Due to the recent significant increase in NovaGold’s share price, the 10 day weighted average price of NovaGold shares is approximately C$17.66 compared with the closing price on Friday July 28 of C$19.08 which would value each Coast Mountain share at approximately C$2.38 representing an 8% increase in value to Coast Mountain shareholders.

Coast Mountain is a “green power” company with run-of-river hydro-electric projects located near NovaGold’s Galore Creek copper-gold project in Northwestern British Columbia. Coast Mountain’s largest asset is the Forrest Kerr run-of-river hydroelectric project which is designed to generate and transmit up to 115 megawatts of electricity into the British Columbia hydroelectric grid. Forrest Kerr qualifies as a “green power” project under BC Hydro’s Green Power Initiative designed to encourage the development of renewable, low-impact and socially responsible power generation in the Province of British Columbia. The project has received all critical approvals and permits necessary for construction of the hydroelectric plant and power transmission lines to connect to the BC Hydro grid.

Rick Van Nieuwenhuyse, President and CEO of NovaGold, stated, “We are pleased that the Coast Mountain shareholders have voted to support NovaGold’s purchase of Coast Mountain Power Corp. We believe that the rapid development of the Forest Kerr run-of-river hydro-electric project and associated transmission lines, which will bring power to the Galore Creek area, represents a major milestone towards the development of Galore Creek. This very low cost, “green” energy source will minimize the overall environmental impact of the Galore Creek project and fits well with our corporate approach to sustainable development. In addition, our vision is to apply the knowledge and expertise in renewable “green power” brought by the Coast Mountain team to NovaGold’s other existing and future projects.”

About Barrick’s Unsolicited Take-Over Offer for NovaGold

On Monday July 24, 2006 Barrick Gold Corporation (NYSE, TSX: ABX) announced that it intends to make an unsolicited offer to purchase all of the shares of NovaGold. In response to the announcement, NovaGold has retained Citigroup Global Markets Inc., as an additional financial advisor along with RBC Dominion Securities Inc., a member company of RBC Capital Markets. In addition, the Company has retained Borden Ladner Gervais, LLP and Dorsey & Whitney as legal advisors. A special committee of the Board of Directors has been appointed and NovaGold will look at all possible alternatives, including any competing offers it may receive, to maximize shareholder value. While that process is underway, NovaGold shareholders should await the results of our review and the recommendation of the NovaGold Board before making any decisions with respect to the Barrick offer. After the formal bid offer is received from Barrick, NovaGold will issue a Directors' Circular that will contain important information for shareholders, including the Board of Directors’ recommendation regarding the offer.

About NovaGold

NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek copper-gold project, the Donlin Creek gold project in partnership with Barrick Gold, the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net

For more information on NovaGold: (604) 669-6227 Toll Free 1-866-669-6227
Greg Johnson, Vice President, Corporate           Don MacDonald, CA, Senior Vice President & CFO
Communications & Strategic Development

For more information on Coast Mountain Power: (604) 681-8680
Daniel Woznow, Vice President, Projects

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including: risks related to the exploration stage of NovaGold’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; and other risks and uncertainties described in NovaGold’s registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission and in NovaGold’s most recent Annual Information Form filed with Canadian securities regulators. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. NovaGold disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements in this Press Release are qualified by this cautionary statement.